SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 17, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Announces Final Results for its Tender Offers and the New Notes Issue

STOCK EXCHANGE RELEASE 1 (4)

17 February 2023

Nokia Corporation

Stock Exchange Release

17 February 2023 at 14:30 EET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) OR ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia Announces Final Results for its Tender Offers and the New Notes Issue

Espoo, Finland – Nokia Corporation (“Nokia”), announced on 9 February 2023 that it has separately invited holders of each Series of the Notes (as defined below) issued under Nokia's EUR 5,000,000,000 Euro Medium Term Note Programme (each such invitation a “Tender Offer” and, together, the “Tender Offers”) to tender their EUR 750,000,000 2.000 per cent. Notes due 15 March 2024 (the “2024 Notes”), EUR 500,000,000 2.375 per cent. Notes due 15 May 2025 (the “2025 Notes”) and EUR 750,000,000 2.000 per cent. Notes due 11 March 2026 (the “2026 Notes” and, together with the 2024 Notes and the 2025 Notes, the "Notes" and each a "Series”) for purchase for cash up to the Maximum Acceptance Amount (as defined in the Tender Offer Memorandum).

The Tender Offers were made on the terms and subject to the conditions set out in the tender offer memorandum dated 9 February 2023 (the “Tender Offer Memorandum”). Capitalised terms not defined herein have the meaning ascribed to them in the Tender Offer Memorandum.

The Expiration Deadline for the Tender Offers was 4.00 p.m. (London time) on 16 February 2023.

Nokia hereby informs Noteholders that set out in the table below is: (i) each Series Acceptance Amount; (ii) the aggregate nominal amount of Notes tendered for purchase pursuant to each Tender Offer; (iii) each Purchase Yield; (iv) each Interpolated Mid-Swap Rate; (v) each Purchase Price; (vi) the pro-ration factor that will be applied to valid tenders of Notes of each Series; and (vii) the aggregate nominal amount of each Series of the Notes that remain outstanding following settlement of the Tender Offers.

www.nokia.com

STOCK EXCHANGE RELEASE 2 (4)

17 February 2023

Notes	ISIN / Common Code	Purchase Spread	Interpolated Mid-Swap Rate	Purchase Yield	Purchase Price	Aggregate nominal amount tendered for purchase	Series Acceptance Amount	Pro-ration Factor	Aggregate nominal amount that remain outstanding following settlement
2024 Notes	XS1577731604 / 157773160	-35 bps	3.588%	3.238%%	98.728%	EUR 372,472,000	EUR 372,472,000	100%	EUR 377,528,000
2025 Notes	XS2171759256 / 217175925	+5 bps	3.530%	3.580%	97.456%	EUR 207,843,000	EUR 207,843,000	100%	EUR 292,157,000
2026 Notes	XS1960685383 / 196068538	+25 bps	3.395%	3.645%	95.331%	EUR 256,879,000	EUR 119,685,000	approximately 43.513%	EUR 630,315,000

The Final Acceptance Amount is EUR 700,000,000.

Nokia will also pay Accrued Interest in respect of the Notes purchased pursuant to the Tender Offers.

On 10 February 2023, Nokia priced a new issue of €500,000,000 4.375 per cent. Notes due 21 August 2031 (the “New Notes”). Application will be made for the New Notes to be admitted to listing and trading on Euronext Dublin.

The New Financing Condition has been satisfied, subject to the issuance of the New Notes. The New Notes have been priced and a subscription agreement between Nokia and the joint bookrunners named therein for the purchase of, and subscription for, the New Notes has been signed and remains in full force and effect as of the date hereof.

The Settlement Date for the Tender Offers and the New Notes is expected to be 21 February 2023.

Notes purchased by Nokia pursuant to the Tender Offers will be immediately cancelled. Notes which have not been validly submitted and accepted for purchase pursuant to the Tender Offers will remain outstanding after the Settlement Date.

The Tender Offers have now expired and no further Notes can be tendered for purchase.

Joint Dealer Managers

BofA Securities SA, Citigroup Global Markets Limited, Deutsche Bank Aktiengesellschaft and UniCredit Bank AG (the “Joint Dealer Managers”) are acting as Joint Dealer Managers for the Tender Offers. Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

BofA Securities SA	Citigroup Global Markets Limited
51, rue La Boétie 75008 Paris France	Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
Tel.: +33 1 877 01057 Attn.: Liability Management Group Email: DG.LM-EMEA@bofa.com	Tel: +44 20 7986 8969 Attn.: Liability Management Group Email: liabilitymanagement.europe@citi.com

www.nokia.com

STOCK EXCHANGE RELEASE 3 (4)

17 February 2023

Deutsche Bank Aktiengesellschaft	UniCredit Bank AG
Mainzer Landstr. 11-17 60329 Frankfurt am Main Germany	UniCredit Bank AG Arabellastraße 12 81925 Munich Germany
Tel: +44 207 545 8011 Attn.: Liability Management Group	Tel: +39 02 8862 0581 Attn.: Liability Management Email: corporate.lm@unicredit.de

Copies of the Tender Offer Memorandum can be requested from the Tender Agent, Kroll Issuer Services Limited, at: +44 20 7704 0880 or at nokia@is.kroll.com.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of Nokia, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE 4 (4)

17 February 2023

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organisational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer